SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

__________

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)*

Premier Alliance Group, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
211917109
(CUSIP Number)
F. Traynor Beck, Esq. McCarter & English, LLP BNY Mellon Center 1735 Market Street Suite 700 Philadelphia, PA 19103 (215) 979-3800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 211917109

1.	NAME OF REPORTING PERSONS
Joseph J. Grano, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
00
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
7.	SOLE VOTING POWER
2,681,613
8.	SHARED VOTING POWER
1,800,000
9.	SOLE DISPOSITIVE POWER
2,681,613
10.	SHARED DISPOSITIVE POWER
1,800,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
4,481,613
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO.: 211917109

1.	NAME OF REPORTING PERSONS
James M. Orphanides
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS 00

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7.	SOLE VOTING POWER
1,555,000
8.	SHARED VOTING POWER
1,800,000
9.	SOLE DISPOSITIVE POWER
1,555,000
10.	SHARED DISPOSITIVE POWER
1,800,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
3,355,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO.: 211917109

1.	NAME OF REPORTING PERSON

Joseph C. Grano

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
50,000

8.	SHARED VOTING POWER
2,681,613

9.	SOLE DISPOSITIVE POWER
50,000

10.	SHARED DISPOSITIVE POWER
2,681,613

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,731,613

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6%

14.	TYPE OF REPORTING PERSON
IN

CUSIP NO.: 211917109

1.	NAME OF REPORTING PERSONS

Robert H. Silver

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,681,613

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
2,681,613

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,681,613

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%

14.	TYPE OF REPORTING PERSON
IN

CUSIP NO.: 211917109

1.	NAME OF REPORTING PERSONS

Centurion Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7.	SOLE VOTING POWER
1,800,000

8.	SHARED VOTING POWER
0

9.	SOLE DISPOSITIVE POWER
1,800,000

10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14.	TYPE OF REPORTING PERSON
00

CUSIP NO.: 211917109

1.	NAME OF REPORTING PERSONS

The Grano Children’s Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
2,681,613

8.	SHARED VOTING POWER
0

9.	SOLE DISPOSITIVE POWER
2,681,613

10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,681,613

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%

14.	TYPE OF REPORTING PERSON
00

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Premier Alliance Group, Inc., a Nevada corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”). The principal executive offices of the Issuer are located at 4521 Sharon Rd., Suite 300, Charlotte, North Carolina 28211.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)-(c), (f) This Schedule 13D is being filed by Joseph J. Grano, Jr. (“Mr. Grano”), James M. Orphanides (“Mr. Orphanides”), Joseph C. Grano (“Mr. J.C. Grano”), Robert H. Silver (“Mr. Silver”), each of whom is a citizen of the United States, Centurion Holdings, LLC, a Delaware limited liability company (“Centurion”), of which Mr. Grano and Mr. Orphanides are managers and significant owners, and The Grano Children’s Trust, a trust formed under the laws of New Jersey (the “Trust”) for which Mr. J.C. Grano and Mr. Silver serve as Trustees. Each of Mr. Grano, Mr. Orphanides, Mr. J.C. Grano, Mr. Silver, Centurion and the Trust is a “Reporting Person” and collectively, are the “Reporting Persons.” Each of Mr. Grano, and Mr. Orphanides is a private investor whose business address is 1185 Avenue of the Americas, Suite 1750, New York, NY 10036. Mr. J.C. Grano’s principal occupation is a private investor and his business address is 1185 Avenue of the Americas, Suite 1750, New York, NY 10036. Mr. Silver’s principal occupation is President of the Bravitas Group Inc., an entity that advises and invests in non and for-profit organizations and his business address is 105 Grove Street, Suite 5, Montclair, NJ 07042. The principal address of Centurion and the Trust is 1185 Avenue of the Americas, Suite 1750, New York, NY 10036.

(d), (e) None of the Reporting Persons have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock were issued to the Reporting Persons in connection with the consummation of the Issuer’s acquisition pursuant to that certain Asset Purchase Agreement dated as of November 15, 2012 (the “Purchase Agreement”) between the Issuer’s wholly-owned subsidiary, Ecological Partners, LLC and Ecological LLC. A copy of the Purchase Agreement is attached hereto as Exhibit C and is incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of Schedule 13D is supplemented by the following:

The shares of Common Stock were acquired for investment purposes.

In connection with the Purchase Agreement, Mr. Grano was appointed to serve as non-executive Chairman of the Board of the Issuer. In addition, pursuant to the Purchase Agreement, the Reporting Persons have the right to cause the Issuer to register the resale of their shares of Common Stock at any time after December 31, 2013. The foregoing is not intended to be a complete description of the Purchase Agreement and is qualified in its entirety by reference to the full text of the Purchase Agreement which is incorporated by reference as Exhibit C of this Schedule 13D and is incorporated into Item 4 of this Schedule 13D by reference.

Other than as set forth above, the Reporting Persons have no existing plans or proposals that include or may result in: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) a change in the number or term of directors or to fill any existing vacancies on the board, (e) a material change in the present capitalization or dividend policy of the Issuer, (f) any other material changes in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) The responses of each Reporting Person to Rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference. The ownership percentage calculation was made based on there being 23,463,130 shares of Common Stock outstanding as follows: (i) 15,782,071 shares outstanding as of November 8, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ending September 20, 2012 filed on November 14, 2012, (ii) 6,381,059 shares issued in connection with the consummation of the acquisition pursuant to the Purchase Agreement, as reported on the Issuer’s Current Report on Form 8-K filed on December 31, 2012 and (iii) 1,300,000 shares issuable upon the exercise of the option issued to Centurion.

As of the date hereof, each Reporting Person has the following interest in the Common Stock.

Mr. Grano beneficially owns 4,481,613 shares of Common Stock representing 19.1% of the outstanding shares of Common Stock, as follows: (i) 500,000 shares of Common Stock held of record by Centurion, over which he shares voting and dispositive power with Mr. Orphanides; (ii) 1,300,000 shares of Common Stock that may be acquired by Centurion through the exercise of options at a strike price of $0.76 per share that are exercisable within 60 days, over which he shares voting and dispositive power with Mr. Orphanides, and (iii) 2,681,613 shares of Common Stock held of record by the Trust, which he may acquire within 60 days, in which case he would possess sole voting and dispositive power.

Mr. Orphanides beneficially owns 3,355,000 shares of Common Stock, representing 14.3% of the outstanding shares of Common Stock, as follows: (i) 1,555,000 of Common Stock held of record by Mr. Orphanides over which he possesses sole voting and dispositive power, (ii) 500,000 shares of Common Stock held of record by Centurion, over which he shares voting and dispositive power with Mr. Grano, and (iii) 1,300,000 shares of Common Stock that may be acquired by Centurion through the exercise of options at a strike price of $0.76 per share that are exercisable within 60 days, over which he shares voting and dispositive power with Mr. Grano.

Mr. J.C. Grano beneficially owns 2,731,613 shares of Common Stock, representing 11.6% of the outstanding shares of Common Stock as follows: (i) 50,000 shares of Common Stock held of record by Mr. J.C. Grano over which he possesses sole voting and dispositive power and (ii) 2,681,613 shares of Common Stock held of record by the Trust, over which, as Trustee, he shares voting and dispositive power with Mr. Silver.

Mr. Silver beneficially owns 2,681,613 shares of Common Stock, representing 11.4% of the outstanding Common Stock, held of record by the Trust, over which, as Trustee, he shares voting and dispositive power with Mr. J.C. Grano.

Centurion beneficially owns 1,800,000 shares of Common Stock, representing 7.7% of the outstanding shares of Common Stock, as follows: (i) 500,000 shares of Common Stock held of record by Centurion, and (ii) 1,300,000 shares of Common Stock that may be acquired by Centurion at a strike price of $0.76 per share that are exercisable within 60 days, over which it possesses sole voting and dispositive power.

The Trust beneficially owns 2,681,613 shares of Common Stock, representing 11.4% of the outstanding Common Stock all of which are held of record by the Trust and over which it possesses sole voting and dispositive power.

Except to the extent reported herein, each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that (i) such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act or any other purpose, a member of a group with respect to the Issuer or any securities of the Issuer or (ii) such Reporting Person possesses beneficial ownership of shares held of record by another Reporting Person. Except to the extent reported herein, each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(c) The shares of Common Stock issued to each Reporting Person were issued by the Issuer on December 31, 2012 in connection with the acquisition pursuant to the Purchase Agreement at a price per share of $0.62.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The description of the Purchase Agreement in Item 4 hereto is hereby incorporated by reference herein.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A – Joint Filing Agreement

Exhibit B – Power of Attorney

Exhibit C – Asset Purchase Agreement dated November 15, 2012, between Ecological Partners, LLC and Ecological, LLC (incorporated by reference to Exhibit 10.1 of the Form 8-K of Premier Alliance Group, Inc. filed on November 16, 2012)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information with respect to it set forth in this statement is true, complete and correct.

Date: January 10, 2013

/s/ Joseph J. Grano, Jr.
Joseph J. Grano, Jr.

/s/ James M. Orphanides
James M. Orphanides

/s/ Joseph C. Grano
Joseph C. Grano

/s/ Robert H. Silver
Robert H. Silver

CENTURION HOLDINGS, LLC

By:	/s/ Joseph J. Grano, Jr.
Name: Joseph J. Grano, Jr.
Title: Chairman and Chief Executive Officer

THE GRANO CHILDREN’S TRUST

By:	/s/ Joseph C. Grano
Joseph C. Grano, Trustee

Exhibit A

Joint Filing Statement
Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on this Schedule 13D is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: January 10, 2013

/s/ Joseph J. Grano, Jr.
Joseph J. Grano, Jr.

/s/ James M. Orphanides
James M. Orphanides

/s/ Joseph C. Grano
Joseph C. Grano

/s/ Robert H. Silver
Robert H. Silver

CENTURION HOLDINGS, LLC

By:	/s/ Joseph J. Grano, Jr.
Name: Joseph J. Grano, Jr.
Title: Chairman and Chief Executive Officer

THE GRANO CHILDREN’S TRUST

By:	/s/ Joseph C. Grano
Joseph C. Grano, Trustee

Exhibit B

power of attorney

Know all by these presents, that the undersigned hereby constitute and appoint each of Christina Van Tassell and Concetta B. Kristan, signing singly, the true and lawful attorney-in-fact of the undersigned to:

(1) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director and/or ten percent owner of Premier Alliance Group, Inc. (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder, and do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Form 3, 4 or 5, complete and execute any amendment or amendments thereto, and file such form with the United States Securities and Exchange Commission (“SEC”) and any stock exchange or similar authority; and

(2) execute for and on behalf of the undersigned any Schedule 13D or Schedule 13G in accordance with Section 13 of the Act and the rules thereunder, and do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Schedule 13D or Schedule 13G, complete and execute any amendment or amendments thereto, and file such form with the SEC and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grant to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the responsibilities of the undersigned to comply with Section 13 or Section 16 or any other provisions of the Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until the undersigned are no longer required to file Forms 3, 4 and 5 and Schedule 13D or Schedule 13G with respect to the undersigned’s holding of and transactions in securities issued by the Company, unless earlier revoked as to any attorney-in-fact by the undersigned in a signed writing delivered to such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of this 10th day of January, 2013.

/s/ Joseph J. Grano, Jr.
Joseph J. Grano, Jr.

/s/ James M. Orphanides
James M. Orphanides

/s/ Joseph C. Grano
Joseph C. Grano

/s/ Robert H. Silver
Robert H. Silver

CENTURION HOLDINGS, LLC

By:	/s/ Joseph J. Grano, Jr.
Name: Joseph J. Grano, Jr.
Title: Chairman and Chief Executive Officer

THE GRANO CHILDREN’S TRUST

By:	/s/ Joseph C. Grano
Joseph C. Grano, Trustee